UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pypo China Holdings Limited

File No. 333-153492 - CF#24154

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Pypo China Holdings Limited (successor to MK Arizona Corp.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.35 to a Form S-4 registration statement initially filed on September 15, 2008 (as amended), as modified by the same contract refiled with fewer redactions as Exhibit 10.35 to the Form S-4 post effective amendment filed on October 15, 2009.

Based on representations by Pypo China Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.35   through May 5, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel